INVEST IN **STARWALKER INDUSTRIES, INC.**

Share

We're building a bottled water plant with a paid bottle return recycling center


Click to watch video
25¢ DEPOSIT
RETURN
HERE
StarWalker Industries
StarWalker Industries
StarWalker Industries
This is not a rendering of the actual
StarWalker Industries facility.

starwalkerindustries.com Atlanta GA

Infrastructure | Food | Technology | Real Estate | Manufacturing

LEAD INVESTOR

Littie Brown

I am investing in StarWalker Industries for two reasons. First, I have met and have high regard for the CEO, David Walker. He has a vision for good, clean bottled water and then recycling the plastic waste that will have a long-term positive impact on our communities. The names of the bottled water, Integrity and Positivity speaks to the core values of the company. "If Integrity could be bottled, it would look like water; pure, essential, and good." Secondly the benefits of clean accessible water in the African American community can be a game changer. Having a bottling plant in Atlanta, GA will provide greater access to clean, healthy water and good paying jobs for both skilled and unskilled labor. StarWalker will help to eliminate waste by paying to recycle.

Invested $5,000 this round

Learn about Lead Investors

OVERVIEW UPDATES 13 WHAT PEOPLE SAY 108 ASK A QUESTION 3

Highlights

1. Producing 32 Million 3 Liter water bottles at a gross margin of $0.80 per bottle.
2. To reduce plastic waste in local communities, we pay 25¢ for each 3 Liter water bottle returned.
3. Our current brands generate revenue and are sold nationally including 100 CitiTrends stores.
4. Black-owned company

Our Team



David Walker President and CEO

Atlanta area Business Attorney, David Walker, is the Founder and President of StarWalker Industries. Additionally, David is a certified NFL Contract Advisor and Agent.

Ever since I walked into my first bottled water plant with a client, I have been on a mission to build an efficient bottled water production and recycling facility for black communities. Now is the time, and StarWalker Industries is looking for investors to start this journey with us. David M. Walker, CEO and Founder



Greg Kershner Chief Engineer

Greg is the Founder of Inter-Tech, Ltd., an engineering firm specializing in providing manufacturing solutions for the food and beverage industry. Greg brings over 30 years of experience in the design, development, and installation of 1,500 projects.



Bernard Coleman Legal Counsel

A cum laude graduate of Harvard College and graduate of the University of Virginia School of Law, Mr. Coleman has practiced 17 years with some of Atlanta's top law firms. Mr. Coleman specializes in advising companies in development and finance.



Andrew Levy Chief Financial Officer

Formed RockRidge Financial in 2006 to serve the accounting and financial planning needs of clients. Mr. Levy has 22 years of experience including with SunTrust Bank and on the Strategic Advisory Board of PayPal



Char Ross Chief Marketing Officer

Char Ross, Chief Marketing Officer, is the founder of iBrand & Design, a graphic design and branding company in Atlanta GA. She is a passionate as an entrepreneur, with expertise in manufactured products and creative instincts to expand the company.



Ryan Thomas Investor Relations

Former Real Estate Portfolio Analyst with CBRE, overseeing $9bn in apartment loans.

Our Story


Meet The Walker Family
100
STARWALKER INDUSTRIES

I. What does StarWalker Industries do?

StarWalker Industries (SWI) is a bottled water distribution, manufacturing, and recycling company. SWI sells truckloads of bottled water and is building a state-of-the-art bottled water production and recycling system in Atlanta, GA.

STARWALKER™ SYSTEMS


Manufacturing Process


PET Bottles Blow Molding
1
PET


Closed Loop Recycling
100%
RECYCLABLE

StarWalker™ Distribution

Our Nationally Distributed Brands

Integrity® PURIFIED & SPRING WATER

POSITIVITY® ALKALINE WATER pH 9.5+

We sell water by the Truckload.


NICOLET NATURAL
KANDIYOHI Premium Water
WATER JOE
CHIPPEWA Spring Water
GLENWOOD

II. Why has StarWalker Industries been successful in the bottled water business?

StarWalker Industries is owned by a black business attorney and engineer who leads a team of positive people that brands bottled water and sells it by the truckload. SWI desires to expand its brands by building a closed-loop bottled water plant that collects its 100% Recyclable plastic bottles.

Integrity® Water

Integrity® Purified and Spring water is bottled in .5L/ 24-pack case and is distributed mostly in the Midwest and Southeast United States.

If integrity could be bottled, it would look like water. If it could be consumed, it would taste like water. Pure. Essential. Good. Integrity® is the choice that makes you feel good and that you can feel good about. ***For your active, healthy lifestyle... Choose Integrity!***


For your active, healthy lifestyle....
CHOOSE INTEGRITY
Integrity Water

For your active, healthy lifestyle ... Choose Integrity Purified & Spring Water.


Integrity Water


Watch later
Share
Watch on YouTube

POSITIVITY® ALKALINE WATER pH 9.5+

Positivity Alkaline Water has a pH 9.5+ in a Grab-N-Go 700mL with sport cap bottle. Alkaline water is a fast growing industry with a low risk factor and great profit margin for food trucks and other resellers. Consumers can enjoy a refreshing taste of the Smoky Mountains water infused with electrolytes for positively **GREAT TASTE**.


Positivity Delivered to Your Door
Keep POSITIVITY FLOWING
POSITIVITY ALKALINE WATER
Order Now

Positivity Alkaline Water pH 9.5+ | 700mL Sports Cap Bottle | 15pk Case

Positivity Alkaline Water 9.5+ pH


pH 9.5+
POSITIVITY® ALKALINE WATER
Black Owned
SINCE 2017

Social Media Influencers


Instagram @PositivityWater
#ThinkPositive
#DrinkPositivity
POSITIVITY ALKALINE WATER

DJ Envy, The Breakfast Club
New York / New Jersey

DJ Kayotik, The Morning Hustle Show
Dallas, Texas

Corporate & Networking Events



III. How much money does StarWalker Industries need?

StarWalker Industries is raising up to $1.07M on Wefunder and $4.6M in total in order to build a bottled water plant in Atlanta, GA, that will we believe will produce 32 Million 96oz water bottles a year at a total cost of $0.70 per bottle. The water bottles will be sold for $1.50 per bottle including a 25¢ bottle return.



A Positive Connection
pH 9.5 +



Investment Perk: A Free Case of Positivity.
$250
You get a Free case of Positivity Alkaline Water delivered with your next order.
$500
You get a Free case of Positivity Alkaline Water delivered to you.
$1,000
You get a Free case of Positivity Alkaline Water delivered to you for three (3) months.
$10,000
You get a Free case of Positivity Alkaline Water delivered to you for twenty-four (24) months.



An Opportunity to Grow Together.
Return
On
Investment